UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)


                     Air & Water Technologies Corporation
                               (Name of Issuer)

                             Class A Common Stock
                                $.001 par value

               Series A Convertible Exchangeable Preferred Stock
                                $.01 par value
                        (Title of Class of Securities)

                                   009058108
                                (CUSIP Number)

                          Compagnie Generale des Eaux
                      (Name of Persons Filing Statement)

                                 John A. Bick
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York  10017
                           Tel. No.: (212) 450-4000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               December 16, 1994
                    (Date of Event which Requires Filing of
                                this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ].


         Check the following box if a fee is being paid with this statement:
[ ].

                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.   009058108       |             | Page __2___ of __6___ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 |
|    |                                                                    |
|    |    Compagnie Generale des Eaux                                     |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   |
|    |                                                                 _  |
|    |                                                            (a) |x| |
|    |                                                                 -  |
|    |                                                                    |
|    |                                                                 _  |
|    |                                                            (b) | | |
|    |                                                                 -  |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS                                                    |
|    |    WC and 00                                                       |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     France                                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |    Common Stock:  13,367,975                  |
|                    |    |    Series A Preferred Stock: 1,200,000  (See  |
|                    |    |      Item 5)                                  |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |    None                                       |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |    Common Stock:  13,367,975                  |
|    PERSON          |    |    Series A Preferred Stock:  1,200,000  (See |
|     WITH           |    |      Item 5)                                  |
|                    |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |    None                                       |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |   Common Stock: 13,367,975                                         |
|    |   Series A Preferred Stock: 1,200,000                              |
|____|____________________________________________________________________|
                             2 OF 6

|----|--------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         _   |
|    | CERTAIN SHARES                                                |_|  |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |   49.3%                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON                                           |
|    |   CO                                                               |
|____|____________________________________________________________________|
                     3 of 6

Compagnie Generale des Eaux ("Generale des Eaux" or "CGE"), hereby amends and supplements the report on Schedule 13D, originally filed on May 23, 1990, as amended (the "Schedule 13D"), with respect to the purchase of shares of Class A Common Stock, $.001 par value (the "Class A Common Shares"), and 51/2% Series A Convertible Exchangeable Preferred Stock, $.01 par value (the "Series A Preferred Stock"), of Air & Water Technologies Corporation (the "Company" or "AWT").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.
               Item 5.  Interest in Securities of the Company.

               The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

               (a) In connection with the purchase price adjustment under the Investment Agreement dated March 30, 1994 with respect to the acquisition by the Company of Professional Services Group, Inc. from Anjou International Company, a wholly-owned subsidiary of Generale des Eaux, Anjou received from AWT an additional 201,500 shares of Class A Common Stock. For purposes of the purchase price adjustment and in accordance with the terms of the Investment Agreement, such shares were valued at $10.00 a share. As a result, Generale des Eaux has acquired, and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, will beneficially own 201,500 shares of Class A Common Stock, which, when added to the 13,166,475 Shares already owned beneficially by Generale des Eaux is 13,367,975, representing approximately 41.8% of the outstanding shares of Class A Common Stock of the Company. Generale des Eaux also beneficially owns 1,200,000 shares of the Series A Preferred Stock, which are convertible into 4,800,000 shares of the Class A Common Shares. The aggregate of the Class A Common Shares and the shares of the Series A Preferred Stock upon conversion beneficially owned by Generale des Eaux would represent approximately 49.3% of the Class A Common Shares.

               Except as set forth in this Item 5(a), neither Generale des Eaux, nor any other person controlling Generale des Eaux, nor, to the best of its knowledge, any persons named in Schedule A or B to the Schedule 13D owns beneficially any Shares.

               (b) Upon the acquisition of the 201,500 shares as described above, Generale des Eaux may be deemed pursuant to Rule 13d-3 to have the power to vote or to direct the vote, or to dispose or direct the disposition of 13,367,975 shares of Class A Common Stock.

               (c) Other than as described herein, no transactions in the Shares have been effected since Amendment No. 10 to the Schedule 13D filed on January 10, 1995 by Generale des Eaux, any other person controlling Generale des Eaux, or to the best of its knowledge, any of the persons named in Schedule A or B to the Schedule 13D.

               (d)  Inapplicable
               (e)  Inapplicable

                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 11, 1995
                                                   COMPAGNIE GENERALE DES EAUX



                                          By: /s/ Jean-Marc Espalioux
                                             _____________________________
                                                Chief Financial Officer